EXHIBIT 10

                                 [ON LETTERHEAD]


April 20, 2000

Anthony S. Gramer
President and CEO
Malan Realty Investors, Inc.
30200 Telegraph Road, Suite 105
Bingham Farms, MI 48025

Dear Mr. Gramer,

          As you well know, I am a significant shareholder of Malan Realty Investors owning slightly less than 10 percent of the shares outstanding. I feel compelled to notify you that I intend to vote my shares in favor of Kensington Investment Group and against the current management slate of directors which includes yourself and all other directors. I also thought it important to inform you that I am extremely disturbed by the manner in which Malan, at your direction, has "personalized" this proxy contest by leveling serious attacks against Kensington's nominees. As a shareholder, I request that you refrain from wasting corporate assets by waging personal attacks and stick to the business issues at hand. Specifically, further references to Kensington's "Hand-Picked Slate" should cease given the fact that your current state of directors is no less "Hand-Picked" by you over the last several years.

          I would also request an opportunity to personally address the Board of Directors and shareholders during the annual shareholders meeting on May 10, 2000. Please contact me to confirm the amount of time allotted to me for making my remarks.

Sincerely,

/s/ Peter T. Kross

Peter T. Kross